[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 01 2018

DIVISION OF TRADING & MARKETS

18005696

SEC
Mail Processing
Section

MAR 01 2018

Washington DC

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

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SEC FILE NUMBER
8-52013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

853 Broadway, 5th Floor
(No. and Street)

New York (City) New York (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Benhamou +33 1 55 04 04 55
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

RMS

OATH OR AFFIRMATION

I, Michael Benhamou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP, as of February 27, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVA VILCHEZ
Notary Public, State of New York
No. 01VI6310736
Qualified in Queens County
Commission Expires September 2, 2018

Eva Vilchez

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(PUBLIC PURSUANT TO RULE 17a-5(e)(3)
AND CFTC REGULATION 1.10)

LOUIS CAPITAL MARKETS, LP

CONTENTS

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 212.398.0267 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Partners of Louis Capital Markets, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital, computation for determination of reserve requirements, information relating to the possession or control requirements, schedule of segregation requirements and funds in segregation for customers regulated commodity futures and options accounts and schedule of secured amounts and funds held in separate accounts for foreign futures and foreign options customers (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statement. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.17 of the Commodity Futures Trading Commission. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Mayer Hoffman McCann CPAs

We have served as the Partnership's auditor since 2014.

February 27, 2018

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
(Amounts in Thousands)

December 31, 2017		
ASSETS		
Cash	$	356
Receivables from clearing brokers		1,313
Commissions receivable		344
Other assets		7
	$	2,020
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	593
Due to affiliates		776
Total liabilities		1,369
Partners' capital		651
	$	2,020

See accompanying notes to financial statements.

LOUIS CAPITAL MARKETS, LP

NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousands)

1. Nature of business

Nature of business

Louis Capital Markets, LP (the "Partnership") is a Delaware limited partnership and a majority-owned subsidiary of LCM Interest Holding LLC (the "Parent") also incorporated in Delaware. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in selling corporate equity securities over-the-counter and executing futures and listed option trades on an agency basis to institutional investors.

The Partnership, along with affiliates in London, Paris, Hong Kong and the US comprise the Louis Capital Markets Group (the "Group").

Liquidity

The Partnership does not have any direct employees but does have a service agreement in place with the overseas Group entities to facilitate the execution of Futures and Equity Options from US Customers. In addition the Parent entity has agreed to contribute enough capital, when necessary to maintain operations and fulfill net capital requirements.

2. Summary of significant accounting policies

Basis of Presentation

The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("GAAP").

Receivable from Clearing Brokers

The Partnership uses Goldman Sachs Execution and Clearing, L.P ("GSEC") which requires $2,500 as a clearing deposit from all Group operations. The Partnership has $1,213 balance with GSEC. The Partnership also uses GH Financials LLC ("GHF") which requires $100 as a clearing deposit.

2. Summary of significant accounting policies (continued)

Commissions Receivable

Commissions receivable represents balances due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions. The Partnership carries commission receivables from customers less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. In addition, if the Partnership is aware of a client's inability to meet its financial obligations, a specific provision is recorded in the amount of the estimated losses that will result from the inability of that client to meet its financial obligation. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2017, the Partnership determined that no allowance for doubtful accounts was necessary.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies including income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are immaterial.

Brokerage Transactions

The Partnership earns agency commissions by providing brokerage services to its clients.

Agency Commissions

The Partnership charges commissions for executing transactions between buyers and sellers. Agency commissions revenues and related expenses are recognized on a trade date basis and are presented net of discounts and are recognized at the time of the transaction.

Income Taxes

The Partnership is not a taxable entity for U.S. federal and state income tax purposes, and does not directly pay federal and state income tax. The Partnership's taxable income or loss passes through to, and is includable in the federal and state income tax returns of each partner. Although no provision for federal or state income taxes has been made in the accompanying financial statements, the Partnership is subject to New York City unincorporated business tax and has recorded no provision for 2017 due to the net loss

There are no unrecognized tax benefits recorded in the accompanying financial statement in connection with the tax positions taken by the Partnership.

(Amounts in Thousands)

2. Summary of significant accounting policies (continued)

The Partnership's U.S. federal and state and local tax returns filed from 2014 through 2016 remain open for examination by these tax authorities and the associated taxes, if applicable, remain subject to examination based on the varying statutes of limitations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board "FASB" issued Accounting Standards Updates "ASU" No 2014-09, *Revenue from Contracts with Customers*, which relates to how an entity recognizes the revenue it expects to be entitled to for the transfer of promised goods and services to customers. The ASU will replace certain existing revenue recognition guidance. The guidance, as stated in ASU No. 2014-09, was initially effective beginning on January 1, 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers—Deferral of Effective Date*, which defers the effective date by one year, with early adoption permitted on the original effective date. The guidance in ASU 2014-09 permits the use of either the full retrospective or modified retrospective transition method. The FASB has subsequently issued several additional amendments to the standard, including ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),* which clarifies the guidance on principal versus agent analysis based on the notion of control and affects recognition of revenue on a gross or net basis. The amendment has the same effective date and transition requirements as the new standard. The new standard will become effective for the Partnership January 1, 2018 and the Partnership has decided against early adoption. The Partnership though has completed the evaluation process which included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies and concluded there is no impact on the revenue streams.

(Amounts in Thousands)

3. Net capital requirement

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2017, the Partnership's net capital was approximately $196 which was approximately $96 above its minimum requirement of $100. The Partnership's ratio of aggregate indebtedness to net capital was 7.01 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

4. Related Party Transactions

In 2014, the Partnership entered into a Foreign Correspondent Intercompany Service Agreement with an affiliate located in London, UK and Paris, France. For the year ended December 31, 2017, the Partnership invoiced clients for $1,714 in agency brokerage. Under the service agreement this revenue is attributable to the London affiliate and therefore a corresponding expense is recorded in Foreign correspondent fees. For facilitating this, the Partnership received fees of approximately $156. As of December 31, 2017, the Partnership owed approximately $775 to this affiliate.

As of December 31, 2017, the Partnership owed approximately $1 to other members of the Group related to bills paid by affiliates on the Partnership's behalf.

5. Concentrations of credit risk

Market Risk

Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. Although the right of the clearing brokers to charge the Partnership applies to all trades executed through the clearing brokers, the Partnership believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2017, the Partnership has recorded no liabilities with respect to these obligations. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements, the Group must maintain certain minimum collateral balances in cash and securities at all times with the clearing brokers.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

Credit risk arises from potential non-performance by counterparties from non-payment of commissions by customers of the Partnership's agency brokerage business. The Partnership also has credit and counterparty risk in certain situations where it provides execution services. The Partnership provides agency clearing services through its relationships with general clearing member firms and/or exchanges. In these instances, the Partnership's accounts at such institutions are used, in its name, to provide access to clearing services for its customers. Credit risk arises from the possibility that the Partnership may suffer losses due to the failure of its customers or other counterparties to satisfy their financial obligations to the Partnership or in a timely manner.

The Partnership has established policies and procedures to manage its exposure to credit risk. The Partnership maintains a thorough credit approval process to limit its exposure to counterparty risk and employ monitoring to control the market and counterparty risk. The Partnership's brokers may only execute transactions for clients that have been approved by the Partnership's management following review by the Partnership's management and compliance department. The Partnership's credit approval process includes verification of key financial information and operating data and anti-money laundering verification checks. The Partnership's credit review process may include consideration of independent credit agency reports and a visit to the entity's premises, if necessary.

The Partnership maintains its cash balance at one financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

(Amounts in Thousands)

6. Commitments and contingencies

Required Tax Distributions

As required by the limited partnership agreement, the Partnership is required to make tax distributions in an amount no less than an amount determined by multiplying the taxable net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2017, there were no tax distributions made on behalf of its partners.

Legal Proceedings

In the normal course of business, the Partnership has been in the past, named as defendant in various lawsuits and proceedings and is, and has been in the past, involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Partnership is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. The Partnership accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the reporting period.

On March 29, 2017, the Partnership reached a settlement of $2,500 with the lawyers of the SEC regarding an investigation of activity from 2009 through 2012. Based on a preliminary settlement offer, a provision of $2,500 was made in 2016 and was reflected in the statement of operations. The payments were payable in 3 installments over a 1 year term after approval. The initial installment was $1,500 and was made in March 2017 the second was $500 and was made in September 2017. The final installment is $500 and is payable March 2018. The outstanding balance is $495 as of December 31, 2017, and reflects the liability discounted at an imputed annual interest rate of 3.75%.

Risks and Uncertainties

The Partnership primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based upon the transaction volume of securities and derivative markets..

In 2017 FINRA conducted an examination for the period May 20, 2013 to April 10, 2017. The examination is ongoing and based on the currently available information, the Partnership does not believe there are material matters that will arise from the conclusion of the examination.

7. Subsequent events

The Partnership has evaluated subsequent events through issuance and has determined that there are no other significant subsequent events to report.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2017

Net capital,		
Partners' capital		$ 651
Partner capital not allowable for net capital		(5)
Adjusted Partners' capital		646
Less nonallowable assets		
Commissions receivable		344
Receivables from non customers		99
Prepaid and other assets		7
		450
Net capital		$ 196
Aggregate indebtedness included in statement of financial condition		$ 1,369
Adjustment for NPV discount of SEC liability not recorded in statement of financial condition		5
Total Aggregate indebtedness		1,374
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 92
Minimum net capital required (under SEC Rule 15c3-1)		$ 100
Minimum net capital requirement (under CFTC Regulation 1.17)		$ 45
Excess net capital ($196 - $100)		$ 96
Net Capital less 10% of total aggregate indebtedness		$ 59
Ratio of aggregate indebtedness to net capital	$ 1,374 / $ 196	7.01

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5 , Part II-A filing as of December 31, 2017.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii).

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

December 31, 2017

As the Company does not carry customer accounts for regulated commodity futures and options, it neither computes nor segregates funds pursuant to Section 1.10 under the Commodity Exchange Act.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2017

As the Company does not carry customer accounts for foreign futures and foreign options, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.